Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.
BEGINS TRADING ON NASDAQ
 AND RINGS OPENING BELL
MONDAY, JUNE 18th, 2018

Singapore, June 18, 2018: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) ("Grindrod Shipping" or "Company"), a global provider of maritime transportation services in the drybulk and liquid-bulk sectors, announced it will begin trading today on NASDAQ under the ticker symbol "GRIN".

Grindrod Shipping holds the shipping business spun out of Grindrod Limited, a company listed on the Johannesburg Stock Exchange (ticker JSE: GND). Following the listing, Grindrod Shipping will be an independent, publicly traded company with separate public ownership.

Martyn Wade, Chief Executive Officer of Grindrod Shipping, commented "Grindrod has been involved in various segments of the shipping and transport industry for more than 100 years. As a separate and independent entity, Grindrod Shipping will be able to pursue a growth strategy focusing only on the shipping business to maintain and enhance our position as a successful owner and operator of drybulk carrier and tanker vessels. New York has been the destination of choice for the majority of global shipping companies and we are pleased to join the NASDAQ platform as we position the company for the next phase of its development."

To celebrate this milestone, the Company's senior management will ring the NASDAQ Opening Bell. The ceremony will take place at 9:30 am EDT (3:30 pm CEST) at the NASDAQ MarketSite in the heart of Times Square in New York City and will be broadcast live.

About Grindrod Shipping
Grindrod Shipping owns and operates a diversified fleet of owned, long-term chartered-in and joint-venture owned drybulk and liquid-bulk vessels across the world. The drybulk business, which operates under the brand "Island View Shipping" (IVS) includes a fleet of 20 handysize drybulk carriers and 12 supramax drybulk carriers. The liquid-bulk business, which operates under the brand "Unicorn Shipping" includes a fleet of 11 Medium Range (MR) product tankers and four small tankers. Grindrod Shipping is based in Singapore, with offices in London, Durban, Cape Town, Tokyo and Rotterdam. Grindrod Shipping will have a primary listing on Nasdaq under the ticker "GRIN" and a secondary listing on the JSE under the ticker "GSH" effective as of June 19, 2018.

Forward-Looking Statements
This press release contains forward-looking statements concerning future events, These forward looking statements, including, among others, those relating to our growth strategy, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as "may," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping's future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk and tanker shipping industries, including the market for Grindrod Shipping's vessels; changes in the value of Grindrod Shipping's vessels; statements about business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk and tanker industries; seasonal fluctuations within the drybulk and tanker industries; Grindrod Shipping's ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industry; Grindrod Shipping's ability to satisfy the technical, health, safety and compliance standards of its customers, especially major oil companies and oil producers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping's ability to execute our growth strategy; international political conditions; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate; fluctuations in interest rates and foreign exchange rates; changes in the costs associated with owning and operating Grindrod Shipping's vessels; changes in, and Grindrod Shipping's compliance with, governmental, tax, environmental, health and safety regulation; potential liability from pending or future litigation; Grindrod Shipping's ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping's debt agreements and compliance with the covenants contained therein; Grindrod Shipping's ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping's dependence on key personnel; Grindrod Shipping's expectations regarding the availability of vessel acquisitions and its ability to complete acquisitions as planned; adequacy of Grindrod Shipping's insurance coverage; effects of new technological innovation and advances in vessel design; Grindrod Shipping's ability to realize the benefits of the separation from Grindrod Limited; unforeseen costs and expenses related to the separation from Grindrod Limited; Grindrod Shipping's ability to operate as an independent entity; and the other factors set out in Grindrod Shipping's filings with the U.S. Securities and Exchange Commission.  Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:
Martyn Wade/Stephen Griffiths
CEO / CFO
Grindrod Shipping Holdings Ltd.
200 Cantonment Road, #03-01 Southpoint
Singapore, 089763
Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (212) 661-7566
Fax: (212) 661-7526
E-Mail: grindrod@capitallink.com